                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the Month of August, 2003
                        Commission File Number: 33-99284


                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X        Form 40-F
                                -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

                           Yes           No  X
                              -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Stena AB (Publ)


Date:    August 29, 2003                   By: /s/ Svante Carlsson
     -----------------------
                                           Name:  Svante Carlsson
                                           Title: Chief Financial Officer and
                                                  Executive Vice President

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

                           FORWARD-LOOKING STATEMENTS

         This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-  changes in general economic and business conditions;
-  changes in currency exchange rates and interest rates;
-  introduction of competing products by other companies;
-  lack of acceptance of new products or services by our targeted customers;
-  inability to meet efficiency and cost reduction objectives;
-  changes in our business strategy; and
- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.


Table of Contents                                                          Page


CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
         the three month periods ended June 30, 2002 and June 30, 2003       3

         the six month periods ended June 30, 2002 and June 30, 2003         4

Condensed Consolidated Balance Sheets as of
December 31, 2002 and June 30, 2003                                          5

Condensed Consolidated Statements of Cash Flow for
the six month periods ended June 30, 2002 and June 30, 2003                  6

Notes to Condensed Consolidated Financial Statements                       7-11

OPERATING AND FINANCIAL REVIEW                                            11-24

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                                THREE MONTH PERIODS ENDED
                                                                            JUNE 30, 2002       JUNE 30, 2003
                                                                                         (UNAUDITED)
                                                                            ---------------------------------
                                                                                   SEK        SEK         $
                                                                                        (IN MILLIONS)
Revenues:
Ferry operations................................................                  2,209      2,275       284
         Net gain (loss) on sale of vessels.....................                    (2)         --        --
                                                                                -------    -------     -----
         Total ferry operations.................................                  2,207      2,275       284
Drilling........................................................                    550        404        50
Shipping........................................................                    423        590        74
         Net gain on sale of vessels............................                     --          5         1
                                                                                -------    -------     -----
         Total shipping.........................................                    423        595        75
Property........................................................                    221        235        29
         Net gain (loss) on sale of properties..................                     13         66         8
                                                                                     --         --         -
         Total property.........................................                    234        301        37
Other...........................................................                      3          5         1
                                                                                -------    -------     -----
Total revenues..................................................                  3,417      3,580       447
                                                                                -------    -------     -----

Direct operating expenses:
Ferry operations................................................                (1,552)    (1,669)     (208)
Drilling........................................................                  (209)      (193)      (24)
Shipping........................................................                  (330)      (442)      (56)
Property........................................................                   (90)      (103)      (13)
Other...........................................................                    (1)         --        --
                                                                                -------    -------     -----
Total direct operating expenses.................................                (2,182)    (2,407)     (301)
                                                                                -------    -------     -----

Selling and administrative expenses.............................                  (375)      (376)      (47)
Depreciation and amortization...................................                  (444)      (419)      (52)
                                                                                -------    -------     -----

Total operating expenses........................................                (3,001)    (3,202)     (400)
                                                                                -------    -------     -----

Income (loss) from operations...................................                    416        378        47
                                                                                    ---        ---        --

Share of affiliated companies' results..........................                     51         --        --

Financial income and expense:
Dividends received..............................................                     11         37         5
Gain (loss) on securities, net..................................                   (82)         61         8
Interest income.................................................                     13         20         2
Interest expense................................................                  (233)      (226)      (28)
Foreign exchange gains (losses), net............................                    (2)         --        --
Other financial income (expense), net...........................                   (22)       (23)       (3)
                                                                                -------    -------     -----

Total financial income and expense..............................                  (315)      (131)      (16)
                                                                                -------    -------     -----

Minority interest...............................................                     --          1        --

Income (loss) before taxes......................................                    152        248        31

Income taxes....................................................                  (131)       (14)       (2)
                                                                                -------    -------     -----

Net income......................................................                     21        234        29
                                                                                =======    =======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                                 SIX MONTH PERIODS ENDED
                                                                            JUNE 30, 2002       JUNE 30, 2003
                                                                                         (UNAUDITED)
                                                                            ---------------------------------
                                                                                   SEK        SEK         $
                                                                                        (IN MILLIONS)
Revenues:
Ferry operations................................................                  3,708      3,852       481
         Net gain (loss) on sale of vessels.....................                    (2)         --        --
                                                                                -------    -------     -----
         Total ferry operations.................................                  3,706      3,852       481
Drilling........................................................                  1,091        844       105
Shipping........................................................                    907      1,154       144
         Net gain on sale of vessels............................                     --         65         8
                                                                                -------    -------     -----
         Total shipping.........................................                    907      1,219       152
Property........................................................                    440        467        58
         Net gain (loss) on sale of properties..................                      9         64         8
                                                                                -------    -------     -----
         Total property.........................................                    449        531        66
Other...........................................................                      6          5         1
                                                                                -------    -------     -----
Total revenues..................................................                  6,159      6,451       805
                                                                                -------    -------     -----

Direct operating expenses:
Ferry operations................................................                (2,856)    (3,093)     (386)
Drilling........................................................                  (461)      (414)      (52)
Shipping........................................................                  (752)      (833)     (104)
Property........................................................                  (185)      (210)      (26)
Other...........................................................                    (1)         --        --
                                                                                    ---         --        --
Total direct operating expenses.................................                (4,255)    (4,550)     (568)
                                                                                -------    -------     -----

Selling and administrative expenses.............................                  (732)      (734)      (91)
Depreciation and amortization...................................                  (890)      (839)     (105)
                                                                                -------    -------     -----

Total operating expenses........................................                (5,877)    (6,123)     (764)
                                                                                -------    -------     -----

Income (loss) from operations...................................                    282        328        41
                                                                                -------    -------     -----

Share of affiliated companies' results..........................                      4         --        --

Financial income and expense:
Dividends received..............................................                     11         39         5
Gain (loss) on securities, net..................................                   (70)         49         6
Interest income.................................................                     37         47         6
Interest expense................................................                  (477)      (455)      (57)
Foreign exchange gains (losses), net............................                   (10)          2        --
Other financial income (expense), net...........................                    120         42         5
                                                                                -------    -------     -----

Total financial income and expense..............................                  (389)      (276)      (35)
                                                                                -------    -------     -----

Minority interest...............................................                      1          2        --
                                                                                -------    -------     -----

Income (loss) before taxes......................................                  (102)         54         6

Income taxes....................................................                   (17)         44         6
                                                                                -------    -------     -----

Net income......................................................                  (119)         98        12
                                                                                =======    =======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31, 2002  JUNE 30, 2003
                                                                                                (UNAUDITED)
                                                                            -----------------------------------
                                                                                  SEK         SEK       $
                                                                                         (IN MILLIONS)
                                               ASSETS
Noncurrent assets:
Intangible assets...............................................                     14         12         1
Tangible fixed assets:
Property, vessels and equipment.................................                 23,068     22,780     2,843
Financial fixed assets:
Marketable securities...........................................                  1,076      1,535       192
Other assets....................................................                    732        799       100
                                                                                 ------     ------     -----
Total noncurrent assets.........................................                 24,890     25,126     3,136
                                                                                 ------     ------     -----

Current assets:
Inventories.....................................................                    240        259        32
Receivables.....................................................                  2,226      1,788       223
Prepaid expenses and accrued income.............................                    885      1,079       135
Short-term investments..........................................                    323        574        72
Cash and cash equivalents.......................................                  2,100      1,012       126
                                                                                 ------     ------     -----
Total current assets............................................                  5,774      4,712       588
                                                                                 ------     ------     -----

Total assets....................................................                 30,664     29,838     3,724
                                                                                 ======     ======     =====

                                STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,584     11,344     1,416
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 11,589     11,349     1,417
                                                                                 ------     ------     -----

Provisions:
   Deferred income taxes........................................                    590        564        70
   Other........................................................                    303        210        26
                                                                                 ------     ------     -----
Total provisions................................................                    893        774        96
                                                                                 ------     ------     -----

Noncurrent liabilities:
Long-term debt:
   Property.....................................................                  4,667      4,793       598
   Other........................................................                  5,149      5,164       645
   Senior Notes.................................................                  4,157      3,006       375
Capitalized lease obligations...................................                    499      1,569       196
Other noncurrent liabilities....................................                    120        136        17
                                                                                 ------     ------     -----
Total noncurrent liabilities....................................                 14,592     14,668     1,831
                                                                                 ------     ------     -----
Current liabilities:
Short-term debt:
   Property.....................................................                     32         19         2
   Other........................................................                    231        187        23
Capitalized lease obligations...................................                     21         44         5
Trade accounts payable..........................................                    569        515        64
Accrued costs and prepaid income................................                  1,724      2,001       250
Income tax payable..............................................                     80         51         7
Other current liabilities.......................................                    933        230        29
                                                                                 ------     ------     -----
Total current liabilities.......................................                  3,590      3,047       380
                                                                                 ------     ------     -----

Total stockholders' equity and liabilities......................                 30,664     29,838     3,724
                                                                                 ======     ======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                 SIX MONTH PERIODS ENDED
                                                                            JUNE 30, 2002       JUNE 30, 2003
                                                                                         (UNAUDITED)
                                                                            ---------------------------------
                                                                                   SEK        SEK         $
                                                                                        (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................................                  (119)         98        12
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    890        839       105
Share of affiliated companies' results..........................                    (4)         --        --
(Gain)/loss on sale of property, vessels and equipment..........                    (7)      (129)      (16)
(Gain)/loss on securities, net..................................                     70       (49)       (6)
Unrealized foreign exchange (gains) losses......................                    405       (65)       (7)
Deferred income taxes...........................................                     19       (60)       (8)
Minority interest...............................................                    (1)        (2)        --
Other non cash items............................................                  (155)         43         7
Net cash flows from trading securities..........................                     61      (242)      (30)
Changes in assets and liabilities, net of effects of
   dispositions of business:
Receivables.....................................................                  (614)        284        35
Prepaid expenses and accrued income.............................                   (12)      (215)      (27)
Inventories.....................................................                     26       (23)       (3)
Trade accounts payable..........................................                     65       (47)       (6)
Accrued costs and prepaid income................................                    275        302        37
Income tax payable..............................................                   (14)       (26)       (3)
Other current liabilities.......................................                   (84)      (687)      (86)
                                                                                -------    -------     -----
Net cash provided by operating activities.......................                    801         21         2
                                                                                -------    -------     -----

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment......                    127        910       114
Capital expenditure on property, vessels and equipment..........                (1,148)    (2,127)     (265)
Proceeds from sale of securities................................                    413        230        29
Purchase of securities..........................................                  (259)      (718)      (90)
Increase of non-current assets..................................                  (356)       (27)       (3)
Decrease of non-current assets..................................                     24         37         4
Other investing activities......................................                      9        (6)       (1)
                                                                                -------    -------     -----
Net cash provided by/(used in) investing activities.............                (1,190)    (1,701)     (212)
                                                                                -------    -------     -----

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    318        172        22
Principal payments on debt......................................                (2,396)    (1,582)     (197)
Net change in borrowings on line-of-credit agreements...........                  1,316        988       123
New capitalized lease obligations...............................                    122      1,170       146
Principle payments capital lease obligations....................                   (54)       (29)       (4)
Net change in restricted cash accounts..........................                   (98)        (7)       (1)
Other financing activities......................................                  (272)      (136)      (17)
                                                                                -------    -------     -----
Net cash provided by/(used in) financing activities.............                (1,064)        576        72
                                                                                -------    -------     -----

Effect of exchange rate changes on cash and cash equivalents....                    (9)         16         2
                                                                                -------    -------     -----

Net change in cash and cash equivalents.........................                (1,462)    (1,088)     (136)

Cash and cash equivalents at beginning of period................                  2,182      2,100       262
                                                                                -------    -------     -----

Cash and cash equivalents at end of period......................                    720      1,012       126
                                                                                =======    =======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 BASIS OF PRESENTATION

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the noon buying rate on June 30, 2003 of $1 = SEK 7.9985.


NOTE 2  SEGMENT INFORMATION

                                                              THREE MONTH PERIODS         SIX MONTH PERIODS
                                                                 ENDED JUNE 30,             ENDED JUNE 30,
                                                              2002          2003          2002          2003
                                                              ----          ----          ----          ----
Income from operations:
Ferry operations....................................           190           171          (35)         (101)
            Net gain (loss) on sale of vessels......           (2)            --           (2)            --
                                                              ----          ----          ----          ----
            Total ferry operations..................           188           171          (37)         (101)
Drilling............................................           117             9           180            27
Shipping:   Roll-on/Roll-off vessels................             5          (20)             9          (24)
            Crude oil tankers.......................            20            71           (7)           164
            Other shipping..........................           (4)            --          (12)           (5)
            Net gain on sale of vessels.............            --             5            --            65
                                                              ----          ----          ----          ----
            Total shipping..........................            21            56          (10)           200
Property............................................            99           103           190           196
            Net gain on sale of properties..........            13            66             9            64
                                                              ----          ----          ----          ----
            Total property..........................           112           169           199           260
Other...............................................          (22)          (27)          (50)          (58)
                                                              ----          ----          ----          ----

Total...............................................           416           378           282           328
                                                              ----          ----          ----          ----

                                                              THREE MONTH PERIODS         SIX MONTH PERIODS
                                                                 ENDED JUNE 30,             ENDED JUNE 30,
                                                              2002          2003          2002          2003
                                                              ----          ----          ----          ----
Depreciation and amortization:
Ferry operations....................................           201           196           396           390
Drilling............................................           193           169           393           341
Shipping:   Roll-on/Roll-off vessels................            30            28            57            55
            Crude oil tankers.......................             2             7             8            14
            Other shipping..........................             1            --             3             2
                                                              ----          ----          ----          ----
            Total shipping..........................            33            35            68            71
Property............................................            16            18            31            35
Other...............................................             1             1             2             2
                                                              ----          ----          ----          ----

Total...............................................           444           419           890           839
                                                              ----          ----          ----          ----

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                              THREE MONTH PERIODS         SIX MONTH PERIODS
                                                                 ENDED JUNE 30,             ENDED JUNE 30,
                                                              2002          2003          2002          2003
                                                              ----          ----          ----          ----
Capital expenditures:
Ferry operations....................................           162           647           366         1,299
Drilling............................................            49           105            74           205
Shipping:   Roll-on/Roll-off vessels................           340           276           346           299
            Crude oil tankers.......................           186            59           209           117
            Other shipping..........................             1             1             3             2
                                                              ----         -----         -----         -----
            Total shipping..........................           527           336           558           418
Property............................................            27            57           147           201
Other...............................................             2             3             3             4
                                                              ----         -----         -----         -----
Total...............................................           767         1,148         1,148         2,127
                                                              ----         -----         -----         -----



NOTE 3  STOCKHOLDERS' EQUITY

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2002 to June 30, 2003 are as follows:

                                                                                                       TOTAL
                                                           CAPITAL       RESTRICTED  UNRESTRICTED  STOCKHOLDERS'
                                                            STOCK         RESERVES     RESERVES       EQUITY
                                                           -------       ----------  ------------  -------------
Balance at December 31, 2002........................            5            626        10,958        11,589
Transfers between reserves..........................           --              7           (7)            --
Dividend paid ......................................           --             --          (60)          (60)
Foreign currency translation adjustments ...........           --           (14)         (264)         (278)
Net income (loss) ..................................           --             --            98            98
                                                              ---            ---        ------        ------
Balance at June 30, 2003............................            5            619        10,725        11,349
                                                              ---            ---        ------        ------

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4  US GAAP INFORMATION

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders' equity of the Company is set forth in Note 24 to The Consolidated Financial Statements included in the Company' s Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

                                                                                          SIX MONTH PERIODS
                                                                                            ENDED JUNE 30,
                                                                                          2002          2003
                                                                                          ----          ----
Net income (loss) under Swedish GAAP................                                     (119)            98

Adjustments to reconcile to US GAAP:
         Disposal of assets.........................                                         5           (2)
         Depreciation of properties.................                                      (30)          (29)
         Investment subsidies.......................                                         1             1
         Investments in securities..................                                       128         (108)
         Financial instruments......................                                       229          (37)
         Purchase accounting Stena Line.............                                     (130)          (79)
         Investment in P&O Stena Line...............                                       (2)            --
         Equity investee goodwill amortization......                                        26            --
         Pensions...................................                                        16            25
         Others.....................................                                        13            12
         Tax effect of US GAAP adjustments..........                                      (95)             3

Net income (loss) under US GAAP                                                             42         (116)
                                                                                         -----         -----

                                                                                       AS OF          AS OF
                                                                                    DECEMBER 31,     JUNE 30,
                                                                                        2002           2003
                                                                                    ------------     --------
Stockholders' equity  under Swedish GAAP............                                    11,589        11,349

Adjustments to reconcile to US GAAP:
         Disposal of assets.........................                                      (90)          (92)
         Depreciation of properties.................                                     (319)         (347)
         Investments in securities..................                                        39           254
         Investment subsidies.......................                                      (17)          (16)
         Financial instruments......................                                        71            34
         Purchase accounting Stena Line.............                                     (212)         (291)
         Pensions...................................                                     (380)         (362)
         Others.....................................                                     (104)          (91)
         Tax effect of US GAAP adjustments..........                                        94            48

Stockholders' equity under US GAAP                                                      10,671        10,486

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the six month periods ended June 30, 2002 and 2003 was SEK (494) million and SEK (125) million, respectively.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         Recent U.S. accounting pronouncements issued but not yet adopted

         On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and the Company is currently considering its potential effect on the financial statements.

         On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

         In January 2003, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

         The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003.

         For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

         The Company is evaluating the impact of applying FIN 46 to an existing VIE in which the Company acquired certain interests in December 2002 and have not yet completed this analysis. At this time, it is reasonably likely that the Company will be required to consolidate this VIE under US GAAP. The impact of the consolidation of the VIE under US GAAP as of December 31, 2002 would increase assets and liabilities by approximately $238 million. The VIE was formed principally for the limited purpose of investing primarily in debt securities and certain other eligible assets funded from the issuance by the VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. The Company believes that the maximum exposure to loss as a result of our association

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


with the VIE is limited to approximately $36.1 million, which consists of the investment in certain tranches of debt issued by the VIE and the mandatorily redeemable preference shares.


                         OPERATING AND FINANCIAL REVIEW

         The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

         The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See note 4 as above and note 24 in the Company's Form 20-F for the year ended December 31, 2002.


HIGHLIGHTS OF THE FIRST SIX MONTHS OF 2003

         The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003. It entered service for Stena Line on the Harwich-Hook van Holland route at the end of February. The earlier vessel on that route with the same name was sold to Finnlines in Finland in early March. The remaining RoPax newbuilding from Korea was delivered in the middle of May 2003 to enter service for Stena Line on the Irish Sea as the Stena Adventurer in the beginning of July 2003. The two new vessels were financed by new finance leases on delivery.

         On May 27 2003, the Company announced that it had signed a memorandum of understanding with P&O for the possible acquisition of the Liverpool-Dublin and Fleetwood-Larne ferry operations on the Irish Sea. The agreement also includes five vessels and 50% in P&O's port in Cairnryan in Scotland. The deal is subject to contract, employee consultation and regulatory clearances. In late August 2003, the Competition Authorities in the UK ("Office of Fair Trading") accepted the transaction involving the Cairnryan port. The acquisition of the two routes on the Irish Sea has been transferred to the Competition Commission in the UK for a further investigation. Clearance is expected in the beginning of 2004.

         In early April 2003, the RoRo vessel Stena Clipper was sold externally. In the middle of April 2003, an old RoRo vessel, the Oihonna, was acquired from Finnlines. The vessel was sold externally on delivery to another external party and chartered back to the Company. The vessel has been renamed Vasaland and has entered a long-term charter with Finnlines. In the middle of April 2003, the Company chartered a RoPax ferry, the Svealand, and chartered it out on long term basis to Scandlines AS, an external company.

         At the end of April 2003, the second RoRo newbuilding from China, the Stena Forecaster, was delivered from the shipyard. After final completion and voyage to Europe, the vessel entered an external charter in June.

         In the middle of April 2003, the Company entered into an agreement to build two Panamax tanker vessels at a shipyard in China for delivery in 2005 and 2006, respectively. At the end of June 2003, the Company entered into an agreement to build two Aframax tanker vessels at a shipyard in Korea for delivery in 2005 and 2006, respectively.

         At the end of January 2003, the Company acquired additional properties in the south of Sweden at a value of SEK 112 million. At the end of June 2003, properties were sold in Stockholm, Sweden at an amount of SEK 215 million. In June, the Company invested in shares in the Swedish property company Drott. The earlier intended take-over of the property company Mandamus did not materialize.

         In mid January 2003, the Company prepaid as planned the remaining outstanding Senior Notes issued in 1995. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million out of the original amount of the $175 million was redeemed in January at a redemption price of 102.625% plus accrued interest to but excluding the date of redemption.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


SUBSEQUENT EVENTS

         In the beginning of July 2003, the Company sold properties in Stockholm, Sweden and in Germany at an amount of approximately SEK 116 million.

         At the end of August 2003, the third and final RoRo newbuilding from China, the Stena Forerunner, was delivered from the shipyard.


CURRENCY EFFECTS

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding ferry operations, approximately 70% of the Company's revenues are generated in US dollars while approximately 20% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation purposes are as follows:

Average rates                 April-June    April-June    Change        Jan-June      Jan-June      Change
-------------                       2002          2003                      2002          2003
                              ----------    ----------                  --------      --------
US$.......................          9.97          8.07     (19%)           10.22          8.31       (19%)
British pound.............         14.57         13.05     (10%)           14.74         13.38        (9%)
Euro......................          9.16          9.14        --            9.16          9.16          --

Closing rates                                                       December 31,      June 30,      Change
-------------                                                               2002          2003
                                                                    ------------      --------
US$.............................................................          8.8250        8.0025        (9%)
British pound...................................................         14.1475       13.2300        (6%)
Euro............................................................          9.1925        9.1630          --


ADDITIONAL INFORMATION - FERRY OPERATIONS

                                    THREE MONTH PERIODS                     SIX MONTH PERIODS
                                       ENDED JUNE 30,                          ENDED JUNE 30,
                                    2002          2003    CHANGE            2002          2003        CHANGE
                                   -----         -----                     -----         -----
Revenues
      Travel..............           499           519                       966           949
      Onboard.............           816           778                     1,356         1,313
      Freight/Port........           894           978                     1,386         1,590
                                   -----         -----                     -----         -----
      Total...............         2,209         2,275       +3%           3,708         3,852         +4%

Volume (in thousands):
      Passengers..........         3,386         3,368        --           5,518         5,350        (3%)
      Private cars........           636           640       +1%           1,021           992        (3%)
      Freight units.......           271           303      +12%             524           605        +15%

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

         THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED
                                  JUNE 30, 2002


REVENUES

         Total revenues increased SEK 163 million in the three months ended June 30, 2003 to SEK 3,580 million from SEK 3,417 million in the three months ended June 30, 2002, or 5%. Revenues in the three months ended June 30, 2003 were adversely affected by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 68 million in the three months ended June 30, 2003 to SEK 2,275 million from SEK 2,207 million in the three months ended June 30, 2002, or 3%, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002, partly offset by currency effects of the British pound as above.

         Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations decreased SEK 146 million in the three months ended June 30, 2003 to SEK 404 million from SEK 550 million in the three months ended June 30, 2002, or (27)%, mainly due to currency effects of the US dollar as above and reduced dayrates and offhire periods for the Stena Spey and the Stena Clyde. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 167 million in the three months ended June 30, 2003 to SEK 590 million from SEK 423 million in the three months ended June 30, 2002, or 39%. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 6 million to SEK 70 million from SEK 64 million or 9%, principally due to the deliveries of the newbuildings Stena Foreteller in May 2002 and the Stena Forecaster in June 2003 as well as the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by currency effects of the US dollar as above, the sale of the Stena Clipper and reduced charterhire for another of the vessels. Revenues from crude oil tankers increased SEK 154 million in the three months ended June 30, 2003 to SEK 491 million from SEK 337 million in the three months ended June 30, 2002, or 46%, mainly due to increased dayrates in all tanker segments, the delivery in June 2003 of the Stena Caribbean and in October 2002 of the Stena Calypso and additional tankers chartered in, partly offset by currency effects of the US dollar as above and the sale in July 2002 of the Stena Conductor.

         Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2003, the Company recorded gains of SEK 5 million, mainly related to the sale of the RoRo vessel the Oihonna, partly offset by a small loss on the sale of the RoRo vessel Stena Clipper. In the three months ended June 30, 2002, the Company recorded no gains on sale of vessels.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 14 million in the three months ended June 30, 2003 to SEK 235 million from SEK 221 million in the three months ended June 30, 2002, or 6%, mainly due to acquisitions of new properties.

         Net Gain (Loss) on Sale of Properties. In the three months ended June 30, 2003, the Company made gains of SEK 66 million on the sale of properties in Sweden. In the three months ended June 30, 2002, the Company made gains of SEK 13 million on the sale of properties in the Netherlands.


         DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 225 million in the three months ended June 30, 2003 to SEK 2,407 million from SEK 2,182 million in the three months ended June 30, 2002, or 10%. Expenses in the three months ended June 30, 2003 were partly offset by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. These costs are seasonal only to the extent capacity can be adjusted during the year. Direct operating expenses for ferry operations increased SEK 117 million in the three months ended June 30, 2003 to SEK 1,669 million from SEK 1,552 million in the three months ended June 30, 2002, or 8% mainly due to costs on the new Rotterdam - Harwich freight route and increased charter costs for the previously 50% owned Stena Jutlandica, partly offset by currency effects of the British pound as above. Direct operating expenses for ferry operations for the three months ended June 30, 2003 was 73% of revenues, as compared to 70% for the three months ended June 30, 2002.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 16 million in the three months ended June 30, 2003 to SEK 193 million from SEK 209 million in the three months ended June 30, 2002, mainly due to currency effects of the US dollar as above, partly offset by higher personnel costs for the Stena Don. Direct operating expenses from drilling operations for the three months ended June 30, 2003 were 48% of drilling revenues as compared to 38% for the three months ended June 30, 2002.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 112 million in the three months ended June 30, 2003 to SEK 442 million from SEK 330 million in the three months ended June 30, 2002 or 34%. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 31 million in the three months ended June 30, 2003 to SEK 50 million from SEK 19 million in the three months ended June 30, 2002, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and time-charter costs for one of the vessels. Direct operating expenses associated with crude oil tankers increased SEK 78 million to SEK 390 million from SEK 312 million, or 25%, mainly due to increased costs for vessels chartered-in and the delivery in June 2003 of the newbuildings Stena Caribbean and in October 2002 of the Stena Calypso and additional tankers chartered in, partly offset by currency effects of the US dollar as above and the sale in July 2002 of the Stena Conductor. Direct operating expenses for crude oil operations for the three months ended June 30, 2003 were 79% of revenues, as compared to 93% for the three months ended June 30, 2002. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 13 million in the three months ended June 30, 2003 to SEK 103 million from SEK 90 million in the three months ended June 30, 2002, or 14%, primarily due to acquisitions of new properties. Direct operating expenses from property operations in the three months ended June 30, 2003 were 44% of property revenues, as compared to 41% for the three months ended June 30, 2002.


         SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 1 million in the three months ended June 30, 2003 to SEK 376 million from SEK 375 million in the three months ended June 30, 2002. Increased expenses for crude oil tankers have been offset by reduced expenses for ferry operations.


         DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges decreased SEK 25 million in the three months ended June 30, 2003 to SEK 419 million from SEK 444 million in the three months ended June 30, 2002, or (6)%, mainly due to currency effects of the US dollar as above, in particular for the drilling rigs, and to a lesser extent the sale of the Stena Conductor in July 2002 and the Stena Jutlandica in December 2002, partly offset by the deliveries of the C-Max tankers Stena Caribbean and Stena Calypso in June 2002 and October 2002, respectively, the deliveries of the RoRo vessels Stena Foreteller and Stena Forecaster in May 2002 and June 2003, respectively and further investments in ferry operations.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


         RESULT FROM AFFILIATED COMPANIES

         Result from affiliated companies relate to the 40% interest in P&O Stena Line, which was sold in August 2002. The Company's share of affiliated companies' results in the three months ended June 30, 2002 amounted to a gain of SEK 51 million.


         FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net increased SEK 184 million in the three months ended June 30, 2003 to SEK (131) million from SEK (315) million in the three months ended June 30, 2002.

         Dividends received in the three months ended June 30, 2003 increased SEK 26 million to SEK 37 million from SEK 11 million in the three months ended June 30, 2002. Dividends relate to short-term investments and marketable securities.

         Net gain (loss) on securities in the three months ended June 30, 2003 amounted to SEK 61 million, of which SEK 7 million related to net realized gains and SEK 54 million related to net unrealized gains related to reversals of earlier unrealized losses. Net gain (loss) on securities in the three months ended June 30, 2002 was SEK (82) million.

         Interest income in the three months ended June 30, 2003 increased SEK 7 million to SEK 20 million from SEK 13 million in the three months ended June 30, 2002.

         Interest expense for the three months ended June 30, 2003 decreased SEK 7 million to SEK (226) million from SEK (233) million for the three months ended June 30, 2002, mainly due to currency effects of the US dollar as above.

         During the three months ended June 30, 2003, the Company had net gains or losses on foreign exchange of SEK 0 million, out of which gains of SEK 17 million from currency trading and translation differences of SEK (17) million. In the three months ended June 30, 2002, the Company had foreign exchange losses, net of SEK (2) million consisting of gains of SEK 8 million from currency trading and losses of SEK (10) million from translation differences.

         Other financial income (expense) for the first three months of 2003 amounted to SEK (23) million as compared to SEK (22) million for the three months ended June 30, 2002 and relate to normal bank charges and the amortization of deferred financing charges for the remaining Senior Notes and other credit facilities including the 2002 Revolving Credit Facility and finance leases.


         INCOME TAXES

         Income taxes for the three months ended June 30, 2003 were SEK (14) million, consisting of current taxes of SEK (8) million and deferred taxes of SEK (6) million. Income (loss) before taxes in the first three months of 2003 amounted to SEK 248 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where the Company generates revenues. During the current period, income was realized in subsidiaries operating in jurisdictions where there is low or no income tax.

         Income taxes in the first three months of 2002 amounted to SEK (131) million, of which SEK 4 million related to current taxes and SEK (135) million related to deferred taxes.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES




           SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED
                                  JUNE 30, 2002

REVENUES


         Total revenues increased SEK 292 million in the six months ended June 30, 2003 to SEK 6,451 million from SEK 6,159 million in the six months ended June 30, 2002, or 5%. Revenues in the six months ended June 30, 2003 were adversely affected by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 144 million in the six months ended June 30, 2003 to SEK 3,852 million from SEK 3,708 million in the six months ended June 30, 2002, or 4%, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002 and another vessel having been introduced on the Karlskrona-Gdynia route, partly offset by reduced number of passengers and cars and currency effects of the British pound as above.

         Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations decreased SEK 247 million in the six months ended June 30, 2003 to SEK 844 million from SEK 1,091 million in the six months ended June 30, 2002, or (23)%, mainly due to currency effects of the US dollar as above, reduced dayrates for the Stena Dee, the Stena Spey and the Stena Clyde and offhire periods for the Stena Spey and the Stena Clyde, partly offset by increased revenues for the Stena Don due to offhire in the six months ended June 30, 2002. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 247 million in the six months ended June 30, 2003 to SEK 1,154 million from SEK 907 million in the six months ended June 30, 2002, or 27%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 4 million to SEK 123 million from SEK 127 million or (3)%, principally due to currency effects of the US dollar as above, the sale of the Stena Clipper and reduced charterhire for another of the vessels, partly offset by the delivery of the Stena Foreteller in May 2002 and two further vessels chartered in. Revenues from crude oil tankers increased SEK 244 million in the six months ended June 30, 2003 to SEK 983 million from SEK 739 million in the six months ended June 30, 2002, or 33%, mainly due to increased dayrates in all tanker segments, the delivery in June 2003 of the Stena Caribbean and in October 2002 of the Stena Calypso and additional tankers chartered in, partly offset by currency effects of the US dollar as above and the sale in July 2002 of the Stena Conductor.

         Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2003, the Company recorded gains of SEK 65 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel the Oihonna, partly offset by a small loss on the sale of the RoRo vessel Stena Clipper. In the six months ended June 30, 2002, the Company recorded no gains on sale of vessels.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 27 million in the six months ended June 30, 2003 to SEK 467 million from SEK 440 million in the six months ended June 30, 2002, or 6%, mainly due to acquisitions of new properties.

         Net Gain (Loss) on Sale of Properties. In the six months ended June 30, 2003, the Company made gains of SEK 64 million on the sale of properties in Sweden. In the six months ended June 30, 2002, the Company made gains of SEK 9 million on the sale of properties in the Netherlands, partly offset by losses on the sale of properties in Sweden.


         DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 295 million in the six months ended June 30, 2003 to SEK 4,550 million from SEK 4,255 million in the six months ended June 30, 2002, or 7%. Expenses in the six

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


months ended June 30, 2003 were affected by cost increases in ferry operations, partly offset by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. These costs are seasonal only to the extent capacity can be adjusted during the year. Direct operating expenses for ferry operations increased SEK 237 million in the six months ended June 30, 2003 to SEK 3,093 million from SEK 2,856 million in the six months ended June 30, 2002, or 8% mainly due to costs on the new Rotterdam - Harwich freight route and increased charter costs for the previously 50% owned Stena Jutlandica, partly offset by currency effects of the British pound as above. Direct operating expenses for ferry operations for the six months ended June 30, 2003 was 80% of revenues, as compared to 77% for the six months ended June 30, 2002.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 47 million in the six months ended June 30, 2003 to SEK 414 million from SEK 461 million in the six months ended June 30, 2002, mainly due to currency effects of the US dollar as above, partly offset by repair costs and higher personnel costs for the Stena Tay in the beginning of 2003 and higher personnel costs for the Stena Don in the second quarter of 2003. Direct operating expenses from drilling operations for the six months ended June 30, 2003 were 49% of drilling revenues as compared to 42% for the six months ended June 30, 2002.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 81 million in the six months ended June 30, 2003 to SEK 833 million from SEK 752 million in the six months ended June 30, 2002 or 11%. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 27 million in the six months ended June 30, 2003 to SEK 72 million from SEK 45 million in the six months ended June 30, 2002, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and time-charter costs for one of the vessels. Direct operating expenses associated with crude oil tankers increased SEK 49 million to SEK 757 million from SEK 708 million, or 7%, mainly due to increased costs for vessels chartered-in and the delivery in June 2003 of the newbuildings Stena Caribbean and in October 2002 of the Stena Calypso and additional tankers chartered in, partly offset by currency effects of the US dollar as above and the sale in July 2002 of the Stena Conductor. Direct operating expenses for crude oil operations for the six months ended June 30, 2003 were 77% of revenues, as compared to 96% for the six months ended June 30, 2002. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 25 million in the six months ended June 30, 2003 to SEK 210 million from SEK 185 million in the six months ended June 30, 2002, or 14%, primarily due to acquisitions of new properties. Direct operating expenses from property operations in the six months ended June 30, 2003 were 45% of property revenues, as compared to 42% for the six months ended June 30, 2002.


         SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 2 million in the six months ended June 30, 2003 to SEK 734 million from SEK 732 million in the six months ended June 30, 2002. Increased expenses for crude oil tankers have been offset by reduced expenses for ferry operations.


         DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges decreased SEK 51 million in the six months ended June 30, 2003 to SEK 839 million from SEK 890 million in the six months ended June 30, 2002, or (6)%, mainly due to currency effects of the US dollar as above, in particular for the drilling rigs, and to a lesser extent the sale of the Stena Conductor in July 2002 and the Stena Jutlandica in December 2002, partly offset by the deliveries of the C-Max tankers Stena Caribbean and Stena Calypso in June 2002 and October 2002, respectively, the deliveries of the RoRo vessels Stena Foreteller and Stena Forecaster in May 2002 and June 2003, respectively and further investments in ferry operations.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


         RESULT FROM AFFILIATED COMPANIES

         Result from affiliated companies relate to the 40% interest in P&O Stena Line, which was sold in August 2002. The Company's share of affiliated companies' results in the six months ended June 30, 2002 amounted to a gain of SEK 4 million.


         FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net increased SEK 113 million in the six months ended June 30, 2003 to SEK (276) million from SEK (389) million in the six months ended June 30, 2002.

         Dividends received in the six months ended June 30, 2003 increased SEK 28 million to SEK 39 million from SEK 11 million in the six months ended June 30, 2002. Dividends relate to short-term investments and marketable securities.

         Net gain (loss) on securities in the six months ended June 30, 2003 amounted to SEK 49 million, of which SEK 23 million related to net realized gains and SEK 26 million to net unrealized gains related to reversals of earlier unrealized losses. Net gain (loss) on securities in the six months ended June 30, 2002 was SEK (70) million.

         Interest income in the six months ended June 30, 2003 increased SEK 10 million to SEK 47 million from SEK 37 million in the six months ended June 30, 2002.

         Interest expense for the six months ended June 30, 2003 decreased SEK 22 million to SEK (455) million from SEK (477) million for the six months ended June 30, 2002. Interest expense decreased mainly due to currency effects of the US dollar as above and, to a lesser extent, reduced interest rates.

         During the six months ended June 30, 2003, the Company had foreign exchange gains, net of SEK 2 million consisting of gains of SEK 10 million from currency trading and losses of SEK (8) million from translation differences. In the six months ended June 30, 2002, the Company had foreign exchange losses, net of SEK (10) million consisting of gains of SEK 36 million from currency trading and losses of SEK (46) million from translation differences.

         Other financial income (expense) of SEK 42 million for the first six months of 2003 includes SEK 97 million relating to amortization of the excess of SEK 658 million of the acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year, according to a plan established at the end of 2000. The remaining other financial income (expense) for the first six months of 2003 was to SEK (55) million, including amortization of SEK (11) million of remaining deferred financing costs for the issue of the Senior Notes in 1995, which were fully repaid in January 2003 and SEK (44) million relating to normal bank charges and the amortization of deferred financing charges for the remaining Senior Notes and other credit facilities including the 2002 Revolving Credit Facility and new capital lease obligations. Other financial income (expense) of SEK 120 million for the first six months of 2002 includes released provisions of SEK 147 million relating to the excess value for Stena Line Senior Notes and net SEK (27) million for bank charges.


         INCOME TAXES

         Income taxes for the six months ended June 30, 2003 were SEK 44 million, consisting of current taxes of SEK (16) million and deferred taxes of SEK 60 million. Income (loss) before taxes in the first six months of 2003 amounted to SEK 54 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where the Company generates revenues. During the current period, income was realized in subsidiaries operating in jurisdictions where there is low or no income tax while losses were incurred in subsidiaries in jurisdictions with tax rates of approximately 30%.

         Income taxes in the first six months of 2002 amounted to SEK (17) million, of which SEK 2 million related to current taxes and SEK (19) million related to deferred taxes.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

         The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and
(iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2003, the Company had total cash and marketable securities of SEK 3,121 million as compared to SEK 3,499 million as of December 31, 2002.

         Cash flows used in operating activities amounted to SEK 21 million for the six months ended June 30, 2003 as compared to SEK 801 million for the six months ended June 30, 2002. Cash flows used in investing activities amounted to SEK (1,701) million for the six months ended June 30, 2003, mainly related to investments in property, vessels and equipment and in securities. For the six months ended June 30, 2002, cash flows used in investing activities amounted to SEK (1,190) million. Total investments in RoRo, RoPax and crude oil tanker newbuildings on order at June 30, 2003 were SEK 635 million as compared to SEK 961 million at December 31, 2002. Cash flows provided by financing activities amounted to SEK 576 million for the six months ended June 30, 2003. For the six months ended June 30, 2002, cash flows used in financing activities amounted to SEK (1,064) million, mainly related to principal payments on debt.

         Total interest bearing debt at June 30, 2003 amounted to SEK 14,782 million as compared with SEK 14,756 million at December 31, 2002. The increase in debt mainly relates to new finance leases for the two RoPax vessels delivered from Korea and new property loans, partly offset by repayment of loans for a vessel sold and the strengthening of the SEK with respect to the US dollar and, to a lesser extent, the British pound.

         As of June 30, 2003, the Company had two revolving credit facilities. The $600 million Revolving Credit Facility from 2002 matures in 2007. The utilized portion of this facility was $299 million, out of which $267 million was actually drawn and $32 million used for issuing of bank guarantees. As of December 31, 2002, the utilized part of this facility was $176 million, of which $145 million was actually drawn and $31 million used for issuing of bank guarantees. The $275 million Revolving Credit Facility from 2000 has been reduced to $245 million and matures in June 2006. As of June 30, 2003, the utilized portion of this facility was $150 million. As of December 31, 2002, the utilized portion was $155 million.

         In mid January 2003, the Company prepaid the remaining outstanding Senior Notes issued in 1995. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million out of the original amount of the $175 million was redeemed in January 2003.


OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

         Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment and, as of January 2003, the Company's investment in certain financial fixed assets through its subsidiaries Stena Adactum AB and Simplon Ltd. The Company's property operations are conducted through various subsidiaries. The Company issued $175 million 10 1/2% Senior Notes due 2005 on December 20, 1995, issued $175 million 8 3/4% Senior Notes due 2007 on October 1, 1997 and issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 (collectively, the "Notes"). Up to December 31, 2002, the Company repurchased $72 million of its outstanding 10 1/2% Senior Notes due 2005. The remaining $103 million of the 10 1/2% Senior Notes were repaid in January 2003. For purposes of the Indentures under which the Notes were issued (the "Indentures"), the subsidiaries in the property operations plus Stena Adactum AB and Simplon Ltd will be designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, will not be bound by the restrictive provisions of the Indentures.

         The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the noon buying rate on June 30, 2003 of $1 = SEK 7.9985.

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                                                THREE MONTH PERIODS ENDED
                                                                             JUNE 30, 2002     JUNE 30, 2003
                                                                                        (UNAUDITED)
                                                                             -------------------------------
                                                                                   SEK        SEK         $
                                                                                        (IN MILLIONS)
Revenues:
Ferry operations................................................                  2,209      2,275       284
         Net gain (loss) on sale of vessels.....................                    (2)         --        --
                                                                                -------    -------     -----
         Total ferry operations.................................                  2,207      2,275       284
Drilling........................................................                    550        404        50
Shipping........................................................                    423        590        74
         Net gain on sale of vessels............................                     --          5         1
                                                                                -------    -------     -----
         Total shipping.........................................                    423        595        75
Other...........................................................                      6          3        --
                                                                                -------    -------     -----
Total revenues..................................................                  3,186      3,277       409
                                                                                -------    -------     -----

Direct operating expenses:
Ferry operations................................................                (1,552)    (1,669)     (208)
Drilling........................................................                  (209)      (193)      (24)
Shipping........................................................                  (330)      (442)      (56)
Other...........................................................                    (4)        (2)        --
                                                                                -------    -------     -----
Total direct operating expenses.................................                (2,095)    (2,306)     (288)
                                                                                -------    -------     -----

Selling and administrative expenses.............................                  (359)      (365)      (45)
Depreciation and amortization...................................                  (428)      (402)      (50)
                                                                                -------    -------     -----

Total operating expenses........................................                (2,882)    (3,073)     (383)
                                                                                -------    -------     -----

Income (loss) from operations...................................                    304        204        26
                                                                                -------    -------     -----

Share of affiliated companies'results...........................                     51         --        --

Financial income and expense:
Dividends received..............................................                     11         14         2
Gain (loss) on securities, net..................................                   (82)         64         8
Interest income.................................................                     11         10         1
Interest expense................................................                  (172)      (141)      (18)
Foreign exchange gains (losses), net............................                    (2)         --        --
Other financial income (expense), net...........................                   (23)       (21)       (3)
                                                                                -------    -------     -----

Total financial income and expense..............................                  (257)       (74)      (10)
                                                                                -------    -------     -----

Minority interest...............................................                     --          1        --

Income (loss) before taxes......................................                     98        131        16

Income taxes....................................................                    (9)        (8)       (1)
                                                                                -------    -------     -----

Net income......................................................                     89        123        15
                                                                                =======    =======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP


                                                                                 SIX MONTH PERIODS ENDED
                                                                             JUNE 30, 2002     JUNE 30, 2003
                                                                                        (UNAUDITED)
                                                                             -------------------------------
                                                                                   SEK        SEK         $
                                                                                        (IN MILLIONS)
Revenues:
Ferry operations................................................                  3,708      3,852       481
         Net gain (loss) on sale of vessels.....................                    (2)         --        --
                                                                                -------    -------     -----
         Total ferry operations.................................                  3,706      3,852       481
Drilling........................................................                  1,091        844       105
Shipping........................................................                    907      1,154       144
         Net gain on sale of vessels............................                     --         65         8
                                                                                -------    -------     -----
         Total shipping.........................................                    907      1,219       152
Other...........................................................                     12          6         1
                                                                                -------    -------     -----
Total revenues..................................................                  5,716      5,921       739
                                                                                -------    -------     -----

Direct operating expenses:
Ferry operations................................................                (2,856)    (3,093)     (386)
Drilling........................................................                  (461)      (414)      (52)
Shipping........................................................                  (752)      (833)     (104)
Other...........................................................                    (6)        (5)       (1)
                                                                                -------    -------     -----
Total direct operating expenses.................................                (4,075)    (4,345)     (543)
                                                                                -------    -------     -----

Selling and administrative expenses.............................                  (698)      (708)      (88)
Depreciation and amortization...................................                  (860)      (805)     (100)
                                                                                -------    -------     -----

Total operating expenses........................................                (5,633)    (5,858)     (731)
                                                                                -------    -------     -----

Income (loss) from operations...................................                     83         63         8
                                                                                     --         --         -

Share of affiliated companies' results..........................                      4         --        --

Financial income and expense:
Dividends received..............................................                     11         14         2
Gain (loss) on securities, net..................................                   (70)         95        12
Interest income.................................................                     35         34         4
Interest expense................................................                  (348)      (294)      (36)
Foreign exchange gains (losses), net............................                   (10)          2        --
Other financial income (expense), net...........................                    119         42         5
                                                                                -------    -------     -----

Total financial income and expense..............................                  (263)      (107)      (13)
                                                                                -------    -------     -----

Minority interest...............................................                      1          2        --

Income (loss) before taxes......................................                  (175)       (42)       (5)

Income taxes....................................................                    (9)         54         7
                                                                                -------    -------     -----

Net income......................................................                  (184)         12         2
                                                                                =======    =======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

            CONDENSED CONSOLIDATED BALANCE SHEETS - RESTRICTED GROUP

                                                                                  DECEMBER 31, JUNE 30, 2003
                                                                                          2002   (UNAUDITED)
                                                                                  --------------------------
                                                                                    SEK     SEK            $
                                                                                        (IN MILLIONS)
                                             ASSETS
Noncurrent assets:
Intangible assets...............................................                     14         12         1
Tangible fixed assets:
Property, vessels and equipment.................................                 16,860     16,564     2,067
Financial fixed assets:
Marketable securities...........................................                  1,076        679        85
Other assets....................................................                  2,002      2,485       311
                                                                                 ------     ------     -----
Total noncurrent assets.........................................                 19,952     19,740     2,464
                                                                                 ------     ------     -----

Current assets:
Inventories.....................................................                    238        259        32
Receivables.....................................................                  2,371      2,411       302
Prepaid expenses and accrued income.............................                    849      1,003       125
Short-term investments..........................................                    321        348        43
Cash and cash equivalents.......................................                  1,880        957       119
                                                                                 ------     ------     -----
Total current assets............................................                  5,659      4,978       621
                                                                                 ------     ------     -----

Total assets....................................................                 25,611     24,718     3,085
                                                                                 ======     ======     =====

                                 STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,718     11,420     1,425
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 11,723     11,425     1,426
                                                                                 ------     ------     -----

Provisions:
   Deferred income taxes........................................                    449        417        52
   Other........................................................                    300        207        26
                                                                                 ------     ------     -----
Total provisions................................................                    749        624        78
                                                                                 ------     ------     -----

Noncurrent liabilities:
Long-term debt:
   Property.....................................................                     31         31         4
   Other........................................................                  5,149      5,164       645
   Senior Notes.................................................                  4,157      3,006       375
Capitalized lease obligations...................................                    499      1,569       196
Other noncurrent liabilities....................................                    115        131        16
                                                                                 ------     ------     -----
Total noncurrent liabilities....................................                  9,951      9,901     1,236
                                                                                 ------     ------     -----
Current liabilities:
Short-term debt:
   Property.....................................................                      1         --        --
   Other........................................................                    231        187        23
Capitalized lease obligations...................................                     21         44         5
Trade accounts payable..........................................                    506        432        54
Accrued costs and prepaid income................................                  1,603      1,865       233
Income tax payable..............................................                     74         44         5
Other current liabilities.......................................                    752        196        25
                                                                                 ------     ------     -----
Total current liabilities.......................................                  3,188      2,768       345
                                                                                 ------     ------     -----

Total stockholders' equity and liabilities......................                 25,611     24,718     3,085
                                                                                 ======     ======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - RESTRICTED GROUP

                                                                                  SIX MONTH PERIODS ENDED
                                                                             JUNE 30, 2002      JUNE 30, 2003
                                                                                          (UNAUDITED)
                                                                             ---------------------------------
                                                                                   SEK        SEK         $
                                                                                         (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................................                  (184)         12         2
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    860        805       100
Share of affiliated companies' results..........................                    (4)         --        --
(Gain)/loss on sale of property, vessels and equipment..........                      2       (65)       (8)
(Gain)/loss on securities, net..................................                     70       (95)      (12)
Unrealized foreign exchange (gains) losses......................                    405       (65)       (8)
Deferred income taxes...........................................                     12       (69)       (9)
Minority interest...............................................                    (1)        (2)        --
Other non cash items............................................                  (145)         57         7
Net cash flows from trading securities..........................                     63       (18)       (2)
Changes in assets and liabilities, net of effects of
   dispositions of business:
Receivables.....................................................                  (623)        384        48
Prepaid expenses and accrued income.............................                    (1)      (187)      (23)
Inventories.....................................................                     26       (23)       (3)
Trade accounts payable..........................................                     42       (56)       (7)
Accrued costs and prepaid income................................                    289        291        36
Income tax payable..............................................                   (19)       (26)       (3)
Other current liabilities.......................................                   (80)      (545)      (68)
                                                                                -------    -------     -----
Net cash provided by operating activities.......................                    712        398        50
                                                                                -------    -------     -----

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment......                     43        690        86
Capital expenditure on property, vessels and equipment..........                (1,001)    (1,926)     (240)
Proceeds from sale of securities................................                    413        230        29
Purchase of securities..........................................                  (259)      (469)      (58)
Increase of non-current assets..................................                  (356)       (17)       (2)
Decrease of non-current assets..................................                     24         37         4
Other investing activities......................................                      9      (156)      (20)
                                                                                -------    -------     -----
Net cash provided by/(used in) investing activities.............                (1,127)    (1,611)     (201)
                                                                                -------    -------     -----

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    275         --        --
Principal payments on debt......................................                (2,341)    (1,480)     (185)
Net change in borrowings on line-of-credit agreements...........                  1,349        756        95
New capitalized lease obligations...............................                    122      1,170       146
Principle payments capital lease obligations....................                   (54)       (29)       (4)
Net change in restricted cash accounts..........................                   (98)        (7)       (1)
Other financing activities......................................                  (273)      (136)      (17)
                                                                                -------    -------     -----
Net cash provided by/(used in) financing activities.............                (1,020)        274        34
                                                                                -------    -------     -----

Effect of exchange rate changes on cash and cash equivalents....                    (8)         16         2
                                                                                -------    -------     -----

Net change in cash and cash equivalents.........................                (1,443)      (923)     (115)

Cash and cash equivalents at beginning of period................                  2,131      1,880       234
                                                                                -------    -------     -----

Cash and cash equivalents at end of period......................                    688        957       119
                                                                                =======    =======     =====

                  STENA AB (PUBL) AND CONSOLIDATED SUBSIDIARIES

                              KEY CREDIT STATISTICS

                                                      TWELVE MONTHS ENDED
                                                         JUNE 30, 2003
                                                          (UNAUDITED)
                                             ---------------------------------
                                                       SEK (IN MILLIONS)
                                             CONSOLIDATED           RESTRICTED
                                                    GROUP                GROUP

Revenues................................           13,717               12,653
EBITDA (1)..............................            2,932                2,299
Interest expense........................            1,014                  719

Cash and marketable securities..........            3,121                1,984
Total debt..............................           14,782               10,001
Net debt................................           11,661                8,017

Credit statistics:
EBITDA/Interest expense.................             2.9x                 3.2x
Total debt/EBITDA.......................             5.0x                 4.4x
Net debt/EBITDA.........................             4.0x                 3.5x

------------------------------------

(1) EBITDA is a non-GAAP financial measure and is defined as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because certain investors use it as a measure of the Company's ability to service its debt. EBITDA is not required under generally accepted accounting principles in Sweden and the US and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of the Company's operating performance and should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere herein.


The following table presents reconciliations of EBITDA to Cash Flow from operations, the most directly comparable financial measure calculated and prepared in accordance with Swedish GAAP.

                                                                                TWELVE MONTHS ENDED
                                                                                   JUNE 30, 2003
                                                                                    (UNAUDITED)
                                                                         ---------------------------------
                                                                                  SEK (IN MILLIONS)
                                                                         CONSOLIDATED           RESTRICTED
                                                                                GROUP                GROUP

EBITDA...................................................                       2,932                2,299
Adjustments:
(Gain)/loss on sale of property, vessels and equipment...                       (273)                (114)
Net cash flows from trading securities...................                       (261)                 (37)
Interest income and expense..............................                       (792)                (513)
Foreign exchange (gains) losses..........................                        (17)                 (18)
Non cash items...........................................                         196                  200
Changes in working capital...............................                       (372)                (220)
Other items..............................................                        (50)                 (84)

Cash flow from operations................................                       1,363                1,513